Exhibit 12.1

Supplemental Financial Schedule II

TeleCommunication Systems, Inc.

Valuation and Qualifying Accounts

(amounts in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance Beginning of Year	Additions, Costs, and Expenses	Deductions	Balance End of Year

Year ended December 31, 2011
Allowance for doubtful accounts	$447	$—	$(79)	$368
Income tax valuation allowance	$698	$—	$—	$698

Year ended December 31, 2010
Allowance for doubtful accounts	$389	$175	$(117)	$447
Income tax valuation allowance	$698	$—	$—	$698

Year ended December 31, 2009
Allowance for doubtful accounts	$285	$234	$(130)	$389
Income tax valuation allowance	$—	$698	$—	$698